As filed with the Securities and Exchange Commission on August 18, 2021
1933 Act File No. 333-217181
1940 Act File No. 811-23219

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
PRE-EFFECTIVE AMENDMENT NO. [ ]
POST-EFFECTIVE AMENDMENT NO. 5

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]
AMENDMENT NO. 9
(CHECK APPROPRIATE BOX OR BOXES)

USQ CORE REAL ESTATE FUND
(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

235 Whitehorse Lane, Suite 200
Kennett Square, PA 19348
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

(484) 731-3101
REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE:

COPIES OF COMMUNICATIONS TO:

G. Keith Downing	Prufesh R. Modhera, Esquire
235 Whitehorse Lane, Suite 200	Stradley Ronon Stevens & Young, LLP
Kennett Square, PA 19348	1250 Connecticut Avenue, N.W., Suite 500
Washington, DC 20036-2652
(Name and Address of Agent for Service)

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  [X]

It is proposed that this filing will become effective (check appropriate box):
[ ]    when declared effective pursuant to section 8(c).

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.
[X]    immediately upon filing pursuant to paragraph (b)
[ ]    on (date) pursuant to paragraph (b)
[ ]    60 days after filing pursuant to paragraph (a)
[ ]    on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[ ]    This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
[ ]    This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is _______.

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-217181) (the “Amendment”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding an exhibit to such Registration Statement. Accordingly, this Amendment consists only of a facing page, this explanatory note, Part C of the Registration Statement on Form N-2, and the applicable exhibit. This Amendment does not change the form of prospectus or statement of additional information relating to the Registration Statement on Form N-2 previously filed with the SEC on July 28, 2021 (SEC Accession No. 0000894189-21-004822), hereby incorporated by reference. As permitted by Rule 462(d), this Amendment shall become effective upon filing with the SEC.

USQ CORE REAL ESTATE FUND

PART C

OTHER INFORMATION

ITEM 25.  Financial Statements and Exhibits

(1) Financial Statements:

Part A: The financial highlights for the USQ Core Real Estate Fund (the “Registrant”) for the fiscal year ended March 31, 2021 are included in Part A of this registration statement in the section entitled “Financial Highlights”

Part B: : The Registrant’s audited Financial Statements and the notes thereto in the Registrant’s Annual Report to Shareholders for the fiscal year ended March 31, 2021, filed electronically with the SEC on June 4, 2021 are incorporated by reference into Part B of this registration statement.

(2) Exhibits:

(a)	(1)	Certificate of Trust of the Registrant, dated December 2, 2016(1)
(a)	(2)	Amended and Restated Agreement and Declaration of Trust of the Registrant, dated August 28, 2017(2)
(b)		By-Laws of the Registrant (1)
(c)		Not applicable
(d)	(1)	Agreement and Declaration of Trust – Articles III, IV, V, VIII and IX(2)
		Bylaws – Articles II and VIII(1)
(d)	(2)	Multiple Class Plan(2)
(e)		Dividend Reinvestment Plan(2)
(f)		Not applicable
(g)	(1)	Form of Investment Advisory Agreement between the Registrant and Union Square Capital Partners, LLC (2)
(g)	(2)	Form of Amended and Restated Expense Limitation Agreement(3)
(h)	(1)	Form of Distribution Agreement dated September 18, 2017 between the Registrant, the Adviser and Quasar Distributors LLC(2)
(h)	(2)	Form of Dealer Agreement(2)
(h)	(3)	Distribution Plan for Class IS Shares(2)
(h)	(4)	Form of Distribution Agreement dated March 31, 2020 between the Registrant, the Adviser and Quasar Distributors LLC (4)
(i)		Not applicable
(j)		Form of Custody Agreement between the Registrant and U.S. Bank, N.A.(2)
(k)	(1)	Form of Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC(2)
(k)	(2)	Form of Fund Administration Servicing Agreement(2)
(k)	(3)	Form of Fund Accounting Servicing Agreement(2)
(k)	(4)	Shareholder Services Plan(2)
(l)		Opinion and Consent of Counsel (Stradley, Ronon, Stevens & Young, LLP)(2)
(m)		Not applicable
(n)		Consent of Independent Registered Public Accounting Firm(6)

(o)		Not applicable
(p)		Initial Seed Capital Letter(2)
(q)		Not applicable.
(r)	(1)	Code of Ethics for the Registrant(2)
(r)	(2)	Code of Ethics for Union Square Capital Partners, LLC(2)
(s)	(1)	Power of Attorney(2)
(s)	(2)	Power of Attorney(5)
(1)Incorporated herein by reference to the Registrant's Registration Statement on Form N-2, as filed with the SEC on April 6, 2017.
(2)Incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2, as filed with the SEC on September 20, 2017.
(3)Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2, as filed with the SEC on July 26, 2019.
(4)Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2, as filed with the SEC on July 24, 2020.
(5)Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-1, as filed with the SEC on July 28, 2021.
(6)Filed herewith.

ITEM 26.  Marketing Arrangements

Not applicable.

ITEM 27.   Other Expenses of Issuance and Distribution

 Not applicable.

ITEM 28.  Persons Controlled by or Under Common Control

None.

ITEM 29.  Number of Holders of Securities

The number of record holders of the Registrant’s securities as of June 30, 2021 were as follows:

Title of Class	Number of Record Holders
Class I	326
Class IS	1

ITEM 30.  Indemnification

The Registrant's Agreement and Declaration of Trust (the "Declaration") provides that any person who is or was a trustee, officer, employee or other agent, including the underwriter, of the Registrant shall be liable to the Registrant only for (1) any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing, or (2) the person's own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person (such conduct referred to herein as "Disqualifying Conduct") and for nothing else. Except in these instances and to the fullest extent that limitations of liability of agents are permitted by the Delaware Statutory Trust Act (the "Delaware Act"), these Agents (as defined in the Declaration) shall not be responsible or liable for any act or omission of any other Agent of the Registrant or any investment adviser or principal underwriter. Moreover, except and to the extent provided in these instances, none of these Agents, when acting in their respective capacity as such, shall be personally liable to any other person, other than the Registrant, for any act, omission or obligation of the Registrant or any trustee thereof.

The Registrant shall indemnify, out of its property, to the fullest extent permitted under applicable law, any of the persons who was or is a party, or is threatened to be made a party to any Proceeding (as defined in the Declaration) because the person is or was an Agent of the Registrant. These persons shall be indemnified against any Expenses (as defined in the Declaration), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the Proceeding if the person acted in good faith or, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or plea of nolo contendere or its equivalent shall not in itself create a presumption that the person did not act in good faith or that the person had reasonable cause to believe that the person's conduct was unlawful. There shall nonetheless be no indemnification for a person's own Disqualifying Conduct.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Additionally, with respect to indemnification against liability incurred by the Registrant's distributor, reference is made to Section 8 of the form of Distribution Agreement dated September 18, 2017 between the Registrant and Quasar Distributors LLC, the terms of which were incorporated by reference into the Distribution Agreement dated March 31, 2020 between the Registrant and Quasar Distributors LLC.

ITEM 31.  Business and Other Connections of Investment Advisor

Union Square Capital Partners, LLC ("USQ"), 235 Whitehorse Lane, Suite 200, Kennett Square, PA 19348, serves as the investment adviser to the Registrant under an investment advisory agreement with the Registrant (the "Investment Advisory Agreement").  The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.  The Adviser is a Delaware limited liability company formed in October 2016, for the purpose of advising the Registrant.   The Adviser is wholly owned by its sole member, USQ Holding Company, LLC, a Delaware limited liability company.  USQ Holding Company, LLC is wholly owned by its sole member, Chatham Financial Corp., a Pennsylvania corporation.  Additional information regarding Union Square Capital Partners, LLC, and information as to the officers and directors of  Union Square Capital Partners, LLC, is included in its Form ADV, as filed with the SEC (registration number 801-111658), and is incorporated herein by reference.

ITEM 32.  Location of Accounts and Records

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules under that section are maintained in the following locations:

Registrant's Investment Advisor	Union Square Capital Partners, LLC 235 Whitehorse Lane, Suite 200 Kennett Square, PA 19348
Registrant's Distributor	Quasar Distributors LLC 111 East Kilbourn Avenue, Suite 2200 Milwaukee, WI 53202
Registrant’s Fund Administrator, Fund Accountant and Transfer Agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street, 3rd Floor Milwaukee, Wisconsin 53202
Registrant’s Custodian	U.S. Bank National Association 1555 N. Rivercenter Drive, Suite 302 Milwaukee, Wisconsin 53212

ITEM 33.  Management Services

None

ITEM 34.   Undertakings

(1)    Not Applicable
(2)    Not Applicable
(3)    Not Applicable
(4)
a.The undersigned Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

1.to include any prospectus required by Section 10(a)(3) of the 1933 Act [15 U.S.C. 77j(a)(3)];

2.to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

3.to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.The undersigned Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.Not Applicable.

d.The undersigned Registrant undertakes that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

1.any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

2.the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

3.any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)    Not Applicable.

(6)    An undertaking to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Kennett Square, and the State of Pennsylvania, on the 18th day of August, 2021.

USQ Core Real Estate Fund

By:	/s/ Thomas E. Miller
Thomas E. Miller, President, Chief Executive Officer and Chief Investment Officer
Pursuant to the requirements of the Securities Act, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas E. Miller	President, Chief Executive Officer and Chief Investment Officer	August 18, 2021
Thomas E. Miller

/s/ S. Timothy Grugeon *	Trustee	August 18, 2021
S. Timothy Grugeon

/s/ Gregory Fairchild *	Trustee	August 18, 2021
Gregory Fairchild

/s/ Havilah Mann *	Trustee	August 18, 2021
Havilah Mann

/s/ Edward P. Mooney Jr **	Trustee	August 18, 2021
Edward P. Mooney Jr

/s/ G. Keith Downing	Chief Operating Officer and Treasurer	August 18, 2021
G. Keith Downing

*By:	/s/ G. Keith Downing
G. Keith Downing
Attorney-in-Fact pursuant to Power of Attorney, previously filed.

**By:	/s/ G. Keith Downing
G. Keith Downing
Attorney-in-Fact pursuant to Power of Attorney, previously filed.

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(n)	Consent of Independent Registered Public Accounting Firm